
03025914

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)


SEC MAIL PROCESSING
JUN 30 2003
WASH, D.C.

FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Financial Statements - See accompanying Report of Independent Accountants.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES
PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By: 
Marc D. Hamburg

Date 6/27/03

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, James P. Hamilton, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended June 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/26/03



James P. Hamilton
Plan Trustee
Vice President
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Elizabeth A. Monrad, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended June 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 26, 2003



Elizabeth A. Monrad
Chief Financial Officer
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the equivalent role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended June 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/26/03



Richard W. Manz
Second Vice President
General Reinsurance Corporation

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 16, 2003, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2002.

Deloitte & Touche LLP

Stamford, Connecticut
June 26, 2003

FORM 11-K
BERKSHIRE HATHAWAY INC.
1440 Kiewit Plaza
Omaha, Nebraska 68131

June 26, 2003

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: General Re Corporation
Report on Form 11-K

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are submitting herewith the attached Form 11-K.

Very truly yours,



Marc D. Hamburg
Vice President and Treasurer
(Principal Accounting Officer)


PROCESSING
RECEIVED
SEC MAIL
JUN 30 2003
SECTION
155
WASH., D.C.

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2002 and 2001
Supplemental Schedules
Year Ended December 31, 2002


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
SECTION

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

INDEX of FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at December 31, 2002 and the supplemental Schedule of Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 16, 2003

Deloitte
Touche
Tohmatsu

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
Assets:		
Investments (See Note 2)	$639,153,640	$701,136,037
Participant loans receivable	6,579,841	6,749,551
Total Assets	645,733,481	707,885,588
Liabilities:		
Loan payable to General Re Corporation	104,273,237	112,786,481
Net assets available for benefits	$541,460,244	$595,099,107

See notes to Financial Statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
Additions:	
Investment income:	
Net depreciation in fair value of investments	($57,315,215)
Loan interest	567,383
Dividends	3,665,254
	(53,082,578)
Contributions:	
Participant	18,117,035
Employer	15,819,941
	33,936,976
Total additions	(19,145,602)
Deductions:	
Benefits paid to participants	27,175,492
Service fees	11,072
Interest expense	7,306,697
Total deductions	34,493,261
Net decrease	(53,638,863)
Net assets available for benefits:	
Beginning of year	595,099,107
End of year	541,460,244

See notes to Financial Statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS

---

1. Description of Plan

The following description of Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") only provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its domestic subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement ("Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest to be repaid in full by 2014, with an interest rate of 9.25%. Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest at an annual rate of 6.5%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank, converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 2, 1998, to 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock"). The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company.

The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

The lender (the Company) has no rights against shares once they are allocated to participants. During the year ended December 31, 2002, the Company contributed $15,819,941 of additional funds to support the Plan's debt service and the Plan paid $7,306,697 in interest expense to the Company. In 2002, the Plan allocated 5,022 shares of Common Stock to participants and 3,420 shares were retired. There were 104,480 and 61,698 shares of unallocated and allocated Common Stock, respectively, at December 31, 2002.

The Loan payable of $104,273,237 at December 31, 2002 had an estimated fair value of $112,841,147 based on discounted cash flow analyses and the Company's current incremental borrowing rates for similar types of arrangements at such date. The scheduled amortization of the Loan for the next five years and thereafter is as follows:

2003	$ 1,055,151
2004	776,565
2005	509,394
2006	244,197
2007 & thereafter	101,687,930

Contributions - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions which were $11,000 for 2002. Participant contributions may be allocated among any of the Plan's investment funds, with the exception of the Berkshire Hathaway-B ESOP fund, at the participant's discretion. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary. In December 2002, the Company made a supplemental allocation of $1,000 in the form of Common Stock to each participant's account. Contributions of the Company are allocated 100% to the Berkshire Hathaway-B ESOP Fund.

Participant Accounts - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. Forfeitures were $347,681 during 2002. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. By government restriction, participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company service.

Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. Participants who have attained age 55 and completed 10 years of participation in the Plan may make an annual election to transfer their interest in the Berkshire Hathaway - B ESOP Fund to other participant-directed funds subject to certain limits.

Loans - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans ranged from 5.75% to 6.75% in 2002 and 5.75% to 10.50% in 2001. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2. Investment Funds of the Plan

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

A description of the investment funds of the Plan, as set forth in each Fund's prospectus, at December 31, 2002 is as follows:

- **Berkshire Hathaway – B Unitized Fund**

  The Berkshire Hathaway - B Unitized Fund is a growth fund. The Fund seeks substantial long-term growth of capital by investing exclusively in Common Stock.

- **Founders Balanced Fund**

  The Founders Balanced Fund is a growth and income fund. The Fund focuses on common stocks with the potential for capital growth as well as increased dividends. It invests in a broad variety of dividend paying common stocks, both domestic and abroad, U.S. and foreign government obligations and a variety of corporate bonds.

- **MAS Funds Value Portfolio**

  The MAS Funds Value Portfolio is a growth and income fund. The Fund invests primarily in common stocks of companies with market capitalizations greater than $300 million. It seeks undervalued, dividend paying stocks and is also authorized to engage in options and futures strategies.

- **Neuberger & Berman Genesis Trust Fund**

  The Neuberger & Berman Genesis Trust Fund seeks capital appreciation. The Fund invests primarily in common stocks of companies with market capitalizations of less than $750 million. The Fund does not anticipate the financial future of its investments; instead, it looks for companies that are undervalued relative to their current conditions.

- **PIMCO Global Bond Fund**

  The PIMCO Global Bond Fund invests between 25% and 75% of its assets in foreign bonds with the remainder invested in U.S. Bonds. Investments in bonds of emerging markets are also allowed but are limited by a 10% maximum allocation to below investment grade securities. The Fund's objective is to provide high total return that exceeds the aggregate of major world bond markets.

- **PIMCO High Yield Fund**

  The PIMCO High Yield Fund is an income fund. The Fund invests in primarily U.S. dollar denominated bonds of domestic and foreign issuers rated below investment grade but at least at B. It focuses its investments on the relatively higher quality securities within the classification of below investment grade.

- **Templeton Developing Markets Trust**

  The Templeton Developing Markets Trust is a growth fund. The Trust invests primarily in common stocks of companies in developing markets and focuses on those developing market countries in which it believes the economies are developing strongly.

- **Janus Worldwide Fund**

  The Janus Worldwide Fund is a growth fund. The Fund invests primarily in common stocks of foreign and domestic companies. It has the flexibility to invest on a worldwide basis in companies and organizations of any size. The Fund normally invests in issuers from at least five different countries.

- **Fidelity Magellan Fund**

  The Fidelity Magellan Fund is an aggressive growth fund. The Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

- **Fidelity Equity-Income Fund**

  The Fidelity Equity-Income Fund is a growth and income fund. The Fund seeks a yield that exceeds the composite yield of the Standard and Poor's 500 Index, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks but can also invest in bonds and convertible securities. Dividend amounts will vary depending on the yields of the securities held in the portfolio.

- **Fidelity Growth Company Fund**

  The Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential or companies that appear undervalued relative to their potential return.

- **Fidelity Investment Grade Bond Fund**

  The Fidelity Investment Grade Bond Fund (previously, the Flexible Bond Portfolio) is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed income securities. The Fund also seeks to protect investors' capital as well as take advantage of opportunities to realize capital appreciation, where appropriate.

- **Fidelity Intermediate Bond Fund**

  The Fidelity Intermediate Bond Fund is an income fund. The Fund seeks a high level of current income. The Fund invests in high and upper-medium grade corporate bonds with intermediate maturities rated A or better, mortgage securities, bank obligations, and U.S. Government and agency securities. The Fund's average portfolio maturity ranges between three and ten years.

- **Fidelity Overseas Fund**

  The Fidelity Overseas Fund is an aggressive growth fund. The Fund seeks growth of capital over the long term. The Fund invests primarily in foreign securities, including common stock and securities convertible into common stock, as well as debt instruments.

- **Fidelity Real Estate Fund**

  The Fidelity Real Estate Fund seeks to provide an above average level of income, capital growth over time and a yield that exceeds that of the S&P 500. The Fund invests primarily in stocks of domestic and foreign companies in the real estate industry. As a result, its investments are sensitive to conditions in real estate values, property taxes, overbuilding and interest rates.

- **Fidelity Balanced Fund**

  The Fidelity Balanced Fund is a growth and income fund. It seeks the highest amount of income possible while preserving principal by investing in investment grade or higher bonds and high-yielding securities.

- **Fidelity Asset Manager Fund**

  The Fidelity Asset Manager Fund seeks high total return with reduced risk over the long term. Its assets are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund's assets are gradually shifted to take advantage of the outlook for market conditions.

- **Fidelity Asset Manager: Growth Fund**

  The Fidelity Asset Manager: Growth Fund seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments. The Fund allocates its assets among three principal asset classes: stocks, bonds, and short-term instruments. It may invest in many types of domestic and foreign securities.

- **Fidelity Emerging Markets Fund**

  The Fidelity Emerging Markets Fund is an international growth fund. The Fund invests primarily in stocks of small and medium sized developing companies with the potential to grow rapidly in earnings or revenues.

- **Fidelity Asset Manager: Income Fund**

  The Fidelity Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The Fund emphasizes investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation. The asset mix is designed to provide a relatively conservative asset allocation across various market conditions.

- **Fidelity Small Cap Selector Fund**

  The Fidelity Small Cap Selector Fund seeks long-term capital appreciation. Using proprietary computer models and fundamental research, the Fund invests in all types of equity securities issued by companies with small market capitalizations. These companies may include start-ups with good potential, firms that have recently gone public, or companies that operate in small industries or regional markets. The Fund may also invest a portion of its assets in stock issued by companies with larger market capitalizations.

- **Fidelity Retirement Money Market Portfolio**

  The Fidelity Retirement Money Market Portfolio is a money market fund. The Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. The Portfolio's objective is to be a conservative, low-risk investment.

- **Fidelity Retirement Government Money Market Portfolio**

  The Fidelity Retirement Government Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The Portfolio's objective is to be a conservative, relatively low-risk investment.

- **Fidelity Managed Income Portfolio**

  The Fidelity Managed Income Portfolio (previously, the GIC Open-End Portfolio) seeks preservation of capital and a competitive level of income over time. The Portfolio purchases high-quality, short and long-term investment contracts, guaranteed insurance contracts ("GICs"), bank investment contracts, short-term money market instruments, and "synthetic" GICs (debt obligations issued by one institution and insured by another as to payment of interest and return of principal at maturity). While the Company has not expressed any intention to do so, termination prior to maturity of the GICs would result in certain penalties. The participants are exposed to credit loss in the event of nonperformance by the companies with whom the GICs are placed. However, the plan administrator does not anticipate nonperformance by these companies.

- **Fidelity Spartan U.S. Equity Index Fund**

  The Fidelity Spartan U.S. Equity Index Fund is a growth and income fund. It seeks investment results that correspond to the total return performance of the S&P 500 Index, which is comprised of common stocks.

- **Fidelity Aggressive Growth Fund**

  The Fidelity Aggressive Growth Fund seeks capital appreciation. The Fund normally invests primarily in common stocks of domestic and foreign issuers that Fidelity believes offer the potential for accelerated earnings or revenue growth. This Fund focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

- **Fidelity International Bond Fund**

  The Fidelity International Bond Fund is an income fund which seeks high total return by investing principally in debt securities issued anywhere in the world.

  During 2002, Fidelity Investments announced they had discontinued The Fidelity International Bond Fund as of January 17, 2002 due to lack of participation. Any existing account balances remaining in the Fidelity International Bond Fund were transferred to the PIMCO Global Bond Fund. Future allocations will also be directed to the PIMCO Global Bond Fund.

- **Fidelity Inflation – Protected Bond Fund**

  The Fidelity Inflation-Protected Bond Fund seeks a total return that exceeds the rate of inflation over the long term. The Fund invests primarily in U.S. dollar-denominated inflation protected debt securities.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)

The number of employees participating in each fund of the Plan at December 31, 2002 and 2001 was as follows:

	2002	2001
Berkshire Hathaway - B ESOP Fund	2,828	2,724
Berkshire Hathaway - B Unitized Fund	1,310	1,313
Founders Balanced Fund	129	135
MAS Funds Value Portfolio	148	124
NB Genesis Trust Fund	271	185
PIMCO Global Bond Fund	109	43
PIMCO High Yield Fund	96	97
Templeton Developing Markets Trust	181	166
Janus Worldwide Fund	1,001	1,081
Fidelity Magellan Fund	1,430	1,503
Fidelity Equity-Income Fund	1,112	1,147
Fidelity Growth Company Fund	1,015	1,059
Fidelity Investment Grade Bond Fund	340	284
Fidelity Intermediate Bond Fund	600	556
Fidelity Overseas Fund	520	543
Fidelity Real Estate Fund	251	177
Fidelity Balanced Fund	457	435
Fidelity Asset Manager Fund	194	183
Fidelity Asset Manager: Growth Fund	329	322
Fidelity Emerging Markets Fund	123	104
Fidelity Asset Manager: Income Fund	86	86
Fidelity Small Cap Selector Fund	443	421
Fidelity Retirement Money Market Portfolio	974	957
Fidelity Retirement Government Money Market Portfolio	202	184
Fidelity Managed Income Portfolio	466	488
Fidelity Spartan US Equity Index Fund	771	787
Fidelity Aggressive Growth Fund	434	466
Fidelity International Bond Fund	-	7
Fidelity Inflation-Protected Bond Fund	24	-

3. Summary of Significant Accounting Policies

The following summarizes the Plan's significant accounting policies:

Investments - Investments in mutual funds, money market funds and common collective trusts are valued based on reported net asset values, which approximate fair value. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Participant loans are carried at unpaid principal. Interest income on the loans is recorded as earned on an accrual basis.

The Plan, through its mutual fund investment options, invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

4. Investments

The fair value of investments held by the Plan at December 31, 2002 and 2001 and the net change in fair value of investments (including investments bought, sold, and held) during 2002, are summarized as follows:

	Net appreciation (depreciation) in fair value	Fair value of investments	
	2002	2002	2001
Berkshire Hathaway - B ESOP Fund	($17,277,646)	$402,648,717 (1)(2)	$428,233,788 (1)(2)
Berkshire Hathaway - B Unitized Fund	(1,878,672)	45,929,676 (1)	50,317,614 (1)
Founders Balanced Fund	(222,009)	1,033,121	1,209,890
MAS Funds Value Portfolio	(467,235)	1,356,121	1,910,324
NB Genesis Trust Fund	(200,925)	4,870,092	3,599,412
PIMCO Global Bond Fund	120,335	1,261,941	441,655
PIMCO High Yield Fund	(111,038)	1,232,047	1,117,064
Templeton Developing Markets Trust	7,615	1,541,757	1,108,215
Janus Worldwide Fund	(4,435,973)	12,270,192	16,751,685
Fidelity Magellan Fund	(10,038,546)	30,498,189 (1)	43,734,219 (1)
Fidelity Equity Income Fund	(6,334,075)	27,193,988 (1)	33,953,704 (1)
Fidelity Growth Company Fund	(7,230,945)	13,864,900	21,915,277
Fidelity Investment Grade Bond Fund	149,081	5,057,926	4,424,327
Fidelity Intermediate Bond Fund	495,995	13,367,794	11,395,101
Fidelity Overseas Fund	(1,237,047)	5,001,922	6,085,521
Fidelity Real Estate Fund	(83,654)	2,504,488	1,676,711
Fidelity Balanced Fund	(671,025)	5,605,344	6,081,879
Fidelity Asset Manager Fund	(299,157)	2,427,634	2,684,038
Fidelity Asset Manager: Growth Fund	(612,190)	3,301,250	3,589,556
Fidelity Emerging Markets Fund	(99,981)	803,004	418,704
Fidelity Asset Manager: Income Fund	(20,875)	541,992	511,867
Fidelity Small Cap Selector Fund	(1,449,975)	5,397,500	5,766,036
Fidelity Retirement Money Market Portfolio	-	17,446,426	16,950,024
Fidelity Retirement Government Money Market Portfolio	-	5,793,796	5,487,655
Fidelity Managed Income Portfolio	-	11,936,181	11,937,542
Fidelity Spartan U.S. Equity Index Fund	(3,976,937)	13,522,217	16,286,549
Fidelity Aggressive Growth Fund	(1,450,031)	2,310,636	3,543,156
Fidelity International Bond Fund	(15)	-	4,524
Fidelity Inflation Protected Bond	9,710	434,789	-
Total	($57,315,215)	$639,153,640	$701,136,037

(1) Represents 5 percent or more of the Plan's net assets as of the end of the applicable year.

(2) Represents nonparticipant-directed investments.

Realized losses from securities transactions were $6,906,598 for 2002.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)

5. Berkshire Hathaway – B ESOP Fund

Information about the allocated and unallocated net assets and the significant components of the changes in allocated and unallocated net assets relating to the fund is as follows:

Net Assets:

	December 31,					
		2002			2001	
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:						
Investments	$149,493,619	$253,155,098	$402,648,717	$151,740,506	$276,493,282	$428,233,788
Liabilities:						
Loan payable	-	104,273,237	104,273,237	-	112,786,481	112,786,481
Net assets	$149,493,619	$148,881,861	$298,375,480	$151,740,506	$163,706,801	$315,447,307

Changes in Net Assets:

	December 31, 2002		
	Allocated	Unallocated	Total
Employer contributions	$ -	15,819,941	$15,819,941
Allocation of 5,022 shares of Berkshire Hathaway B common stock	15,819,941	(15,819,941)	-
Net depreciation	(9,759,403)	(7,518,243)	(17,277,646)
Interest expense	-	(7,306,697)	(7,306,697)
Interfund transfers	(599,858)	-	(599,858)
Benefits paid to participants	(7,707,567)	-	(7,707,567)
Net decrease	($2,246,887)	($14,824,940)	($17,071,827)

6. Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 16, 2000 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC").

Effective January 1, 2002, the Plan was amended and restated in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Subsequent Event

The John Hewitt & Associates Inc. ("JHA") 401(k) Profit Sharing Plan and the JHA Money Purchase Pension Plan were merged with and into the Plan, effective January 1, 2003, and JHA became a participating subsidiary and employer of the Plan.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS HELD AT END OF YEAR
at December 31, 2002

Number of Shares	Description	Cost	Current Value
	Mutual Funds		
154,428	Founders Balanced Fund	(1)	$1,033,121
116,505	MAS Funds Value Portfolio	(1)	1,356,121
173,067	NB Genesis Trust Fund	(1)	4,870,092
128,507	PIMCO Global Bond Fund	(1)	1,261,941
144,607	PIMCO High Yield Fund	(1)	1,232,047
154,176	Templeton Developing Markets Trust	(1)	1,541,757
381,892	Janus Worldwide Fund	(1)	12,270,192
386,249	Fidelity Magellan Fund	(1)	30,498,189
685,505	Fidelity Equity Income Fund	(1)	27,193,988
391,443	Fidelity Growth Company Fund	(1)	13,864,900
668,154	Fidelity Investment Grade Bond Fund	(1)	5,057,926
1,245,834	Fidelity Intermediate Bond Fund	(1)	13,367,794
227,360	Fidelity Overseas Fund	(1)	5,001,922
136,188	Fidelity Real Estate Fund	(1)	2,504,488
421,772	Fidelity Balanced Fund	(1)	5,605,344
175,916	Fidelity Asset Manager Fund	(1)	2,427,634
275,794	Fidelity Asset Manager: Growth Fund	(1)	3,301,250
111,374	Fidelity Emerging Markets Fund	(1)	803,004
49,907	Fidelity Asset Manager: Income Fund	(1)	541,992
405,827	Fidelity Small Cap Selector Fund	(1)	5,397,500
434,100	Fidelity Spartan U.S. Equity Index Fund	(1)	13,522,217
206,491	Fidelity Aggressive Growth Fund	(1)	2,310,636
40,902	Fidelity Inflation-Protected Bond Fund	(1)	434,789
	Money Market Funds		
17,446,426	Fidelity Retirement Money Market Portfolio	(1)	17,446,426
5,793,796	Fidelity Retirement Government Money Market Portfolio	(1)	5,793,796
	Common/Collective Trusts		
11,936,181	Fidelity Managed Income Portfolio	(1)	11,936,181
	Common Stocks		
166,178	Berkshire Hathaway - B ESOP Fund	$135,317,083	402,648,717
2,555,909	Berkshire Hathaway - B Unitized Fund	(1)	45,929,676
	Participant Loans, at cost (2)	6,579,841	6,579,841
	Total		$645,733,481

(1) Not applicable. Not required for participant directed shares.
(2) Interest rates range from 5.75% to 6.75% through the year 2033.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

SUPPLEMENTAL SCHEDULE
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 2002

- NONE -